UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

P.E.
3/1/02

For the Month of March 2002

Harmony Gold Mining Company Limited

PO Box 2
Randfontein, 1760
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY ACQUIRES 88.32% OF HILL 50

Johannesburg, 22 March 2002 – Harmony today announced that as at 22 March 2002, it had an 88.32% fully diluted interest in Hill 50.

Harmony currently has an 86.82% shareholding in Hill 50 and a relevant interest of 98.69% of the Hill 50 listed options.

The company again extended its offers to 2 April 2002 to give the remaining shareholders time to accept the offers.

Ends

For immediate release
Friday
22 March 2002
For further details contact:

SOUTH-AFRICA

Bernard Swanepoel
on +27(0)83-303-9922

or

Ferdi Dippenaar
on +27(0)82-807-3684

AUSTRALIA

Ted Grobicki
on +27(0)83-375-4345

or

Peter Bacchus
on +61(0)410-679-736

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 411 2036
Fax +27 11 411 2169
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web Site:
www.harmony.co.za

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 22, 2002

Harmony Gold Mining Company Limited

By: ______________________________

Name: Fred Baker

Title: Company Secretary